

April 18, 2013

Via Email

John Humphrey
Executive Vice President
  and Chief Financial Officer
Roper Industries, Inc.
6901 Professional Pkwy. East, Suite 200
Sarasota, Florida 34240

> **Re: Roper Industries, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-12273**

Dear Mr. Humphrey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Kevin L. Vaughn
>
> Kevin L. Vaughn
> Accounting Branch Chief